LOS ANGELES
MIAMI
NEW YORK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.

BERLIN
BRATISLAVA
BRUSSELS
BUDAPEST
DRESDEN
DÜSSELDORF
FRANKFURT
HAMBURG
HELSINKI
ISTANBUL
LONDON
MILAN
MOSCOW
PARIS
PRAGUE
ROME
STOCKHOLM
WARSAW

WHITE & CASE
LIMITED LIABILITY PARTNERSHIP

ALAMEDA SANTOS, 1940 – 3° ANDAR
01418-200 SÃO PAULO – SP
BRAZIL

TELEPHONE: (55-11) 3147-5600
FACSIMILE: (55-11) 3147-5611

E-MAIL: [redacted]

ALMATY
ANKARA
BANGKOK
BOMBAY/MUMBAI
HO CHI MINH CITY
HONG KONG
JAKARTA
SHANGHAI
SINGAPORE
TOKYO

BAHRAIN
JEDDAH
RIYADH

MEXICO CITY
SÃO PAULO

JOHANNESBURG



March 18, 2003



Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Judiciary Plaza
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549



Re: Companhia Força e Luz Cataguazes-Leopoldina
File No. 82-5147

Dear Ladies and Gentlemen:

In accordance with the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended, and Rule 12g3-2(b) promulgated thereunder, we enclose an English translation of the Minutes of the Companhia Força e Luz Cataguases-Leopoldina Extraordinary Shareholders Meeting held on February 14, 2003 in which an amendment to the Company's by-laws was considered.

Please acknowledge receipt of this letter and the enclosed document by stamping an additional copy of this letter and returning it to our messenger.

If you have any questions regarding any of the foregoing, please feel free to call the undersigned at (011-55-11) 3147-5600.

Very truly yours,

Miguel Lawson /AOI

Miguel Lawson

dlw 3/20

**COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA**
**- PUBLICLY-TRADED COMPANY -**
**CORPORATE TAX REGISTRATION (*CNPJ*) # 19.527.639/0001-58**

**MINUTES OF THE EXTRAORDINARY SHAREHOLDERS MEETING HELD ON FEBRUARY 14, 2003.**

**DATE, TIME AND LOCATION**: On the fourteenth day of February 2003, at 8:30am, at the Company's head office located at Praça Rui Barbosa # 80 in Cataguases (MG). NOTICE OF THE MEETING: The notice of the meeting was published in the "Minas Gerais" on Jan. 30, 2003, Jan. 31, 2003 and Feb. 1, 2003 and in the "Gazeta Mercantil" on Jan. 30, 2003, Jan. 31, 2003 and Feb. 3, 2003. **QUORUM**: Shareholders representing over 2/3 (two thirds) of capital stock with voting rights, based on signatures in book # 6 of "Shareholder Attendance", on pages 59 v to 60. **BOARD**: Chairman - Ivan Müller Botelho; Secretary – Carlos Aurélio Martins Pimentel. **UNANIMOUS DELIBERATIONS**: A) authorize the drafting of these minutes in summary form; B) provide new wording to the By-laws following proposed changes approved by the Board of Directors on matters concerning: 1.1) Chapter III – Shares and Shareholders, with regards to article 5, with the inclusion of a new § 3, renumbering the remaining paragraphs, to the extent that preferred shares be granted the right to be included in public sale offerings of corporate control, under the terms of article 254-A of Law # 6,404/76, ensuring that the dividend amount attributed to such shares be at least equal to that of ordinary shares; 1.2) Chapter V – Section II – Management, more specifically in relation to article 16, to foresee the existence of up to 6 members; C) consolidate the following text of the corporate By-laws: "**BY-LAWS OF COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA - CHAPTER I - NAME, HEAD OFFICE, PURPOSE AND DURATION OF COMPANY - Article 1. -** COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA, a corporation established at the shareholders meeting held on February 26, 1905, with head office and jurisdiction located in the city of Cataguases, Minas Gerais State, shall henceforth be governed by the present by-laws and by current legislation. Sole paragraph. - By deliberation of the Board of Directors, the Company may open and close branches, establishments and offices, in any part of national territory or abroad. **Article 2. -** The corporate purpose is to operate in the electric energy industry for different applications, the provision of services to third parties and the manufacture and sale of parts and materials relating to its business activities and large-scale electricity consumer sectors. Sole paragraph. - The Company may invest in other companies, as well as purchase securities in the capital markets. **Article 3. -** The duration of the company is undetermined. **CHAPTER II - CAPITAL STOCK - Article 4. -** The capital stock is R$334,335,000 (three hundred and thirty-four million, three hundred and thirty-five thousand *reais*), divided into R$127,909,313.08 (one hundred and twenty-seven million, nine hundred and nine thousand, three hundred and thirteen *reais* and eight cents), attributed to 48,662,898,398 ordinary shares, R$205,759,386.99 (two hundred and five million, seven hundred and fifty-nine thousand, three hundred and eighty-six *reais* and ninety-nine cents) attributed to 78,280,837,239 preferred Class "A" shares, and R$666,299.93 (six hundred and sixty-six thousand, two hundred and ninety-nine *reais* and ninety-three cents) attributed to 253,492,770 preferred Class "B" shares, all with no par value. § 1. - Irrespective of any changes in the By-laws, the Company is authorized to increase capital stock, by subscription, up to the limit of 360,000,000,000 (three hundred and sixty billion) in shares, of which up to 138,006,090,000 (one hundred and thirty-eight billion, six million and ninety thousand) in ordinary shares and up to 221,993,910,000 (two hundred and twenty-one billion, nine hundred and ninety-three million, nine hundred and ten thousand) in preferred Class "A" shares; § 2. - Within the authorized capital limit, the Board of Directors shall be competent to deliberate on share issuance, establishing: I – whether the increase shall be by public or private subscription; II – the terms for paying in cash, property or rights, the term and paying-in installments; III – characteristics of shares to be issued (quantity, type, class, form, advantages, restrictions and rights); IV – share issue price. § 3. - Shares of any kind, bonds convertible into shares and subscription bonuses may be issued without giving preference to existing shareholders, provided that the respective placement on the market is by stock exchange sale or public subscription or even by share exchange in a public offering of control purchase, under the terms of articles 257 to 263 of Law # 6,404 dated December 15, 1976. The share subscription preference right is also excluded under the terms of the special law on tax incentives. § 4. - Within the

authorized capital limit, and according to the plans approved in the General Shareholders Meeting, the Company shall be entitled to delegate the option of share purchase to its administrators or employees, or individuals who render services to the Company or to a subsidiary company. **CHAPTER III - SHARES AND SHAREHOLDERS - Article 5. -** Ordinary shares shall be nominative. § 1. - Preferred Class "A" shares, which shall be nominative, have the following characteristics: I – no voting right; II – priority in the event of capital reimbursement; III – priority in the distribution of minimum dividends, non-cumulative, of 10% (ten percent) per year on own capital attributed to this share type, with equal sharing of dividend among such shares; and IV – right to participate - after having attributed an equal minimum dividend to the ordinary shares, as set forth in section "III" above - in the distribution of any dividends or bonuses, under the same conditions as ordinary shares. § 2. - In compliance with the provision established in Decree Law # 1,497 dated December 20, 1976, preferred Class "B" shares shall be issued with no par value and shall be nominative, having the following characteristics: I – no voting right; II – priority in the distribution of fixed dividends, non-cumulative, of 6% (six percent) per year on own capital attributed to this share type, dividends to be shared equally, taking into account Class "A" preference; III – right to participate in capital increases arising from monetary restatement and capitalization of reserves and profits. § 3. - Preferred shares shall have the right to be included in a public offering of control sale, under the terms set forth in article 254-A, with the wording provided by Law # 10,303 dated October 31, 2001, ensuring a dividend at least equal to that of ordinary shares. § 4. - Preferred shares shall participate in the annual restatement of capital stock, in observance of the provisions set forth in sections I to IV of article 297 of Law # 6,404 dated December 15, 1976. § 5. - Preferred shares with no voting right shall acquire the exercise of this right if the Company, for three years running, does not pay the fixed or minimum dividends to which they are entitled, and this entitlement shall continue until payment of such dividends is effectively made. § 6. - The transfer of ownership of nominative shares may only be carried out at the Company's head office. § 7. - The share split of multiple stock shall be carried out at a price not higher than cost. § 8. - Any shareholder who, within the established terms, fails to make the downpayment or corresponding installment payments for shares subscribed or acquired by same, shall be lawfully in default, irrespective of notice or judicial or extra-judicial notice, and shall be subject to the payment of interest at 1% (one percent) per month, to monetary restatement and to a fine of 10% (ten percent) on the amount of such installment payments or downpayments. **Article 6. -** If any of the Company's open capital associated companies or subsidiaries increases its capital, and the Company intends to waive, in whole or in part, its preference right to the subscription of new securities, the Company may, by decision of the Board of Directors, assign such preference right to its own shareholders, in accordance with the proportion of capital held by such shareholders. **Article 7. -** The Company and its administrators shall comply with and ensure compliance with the provisions set forth in the shareholder agreements filed at the head office. **CHAPTER IV - GENERAL SHAREHOLDERS MEETINGS - Article 8. -** The General Shareholders Meeting shall ordinarily meet within the first four months following the end of the business year and, extraordinarily, whenever corporate interests so demand. § 1. - The board of the General Shareholders Meeting shall be comprised of a President and a Secretary, the former chosen by acclamation or election, and the latter nominated by the President of the Meeting, who shall have the responsibility to direct the work, maintain order, suspend, postpone and close the meetings. § 2. - The legal representatives and attorneys-in-fact, in order that they may attend the Meetings, shall ensure delivery of the respective instruments of representation or mandate at the Company's head office at least 48 hours prior to the meetings. § 3. - Fifteen days prior to the date of the Meetings, the services of transfer, conversion, grouping and split of certificates shall be suspended. **Article 9. –** When existing shareholders have preference right, the term for the exercise of such right, if no other greater term is stipulated, shall be thirty days as of one of the following two events, whichever occurs first: I – first publication of the minutes or abstract containing the deliberation on capital increase; or II – first publication of specific notice to shareholders when such notice is made by management. **CHAPTER V – MANAGEMENT - Article 10. -** The Company shall be administrated by a Board of Directors and a Management team. Sole paragraph. - Global remuneration of the Board of Directors and Management shall be established at a General Shareholders Meeting and its division among the members of each department shall be determined by the Board of Directors. **Section I - Board of Directors - Article 11. -** The Board of Directors shall be comprised of 7 (seven) effective members and up to 7 (seven) alternate members, all shareholders, elected and dismissable at a General Shareholders Meeting, with a term of

office lasting 3 (three) years, re-election being permitted. Once the terms of office have expired, the members shall normally remain in office until the investiture of new members and their respective duly elected alternates. § 1. - Each alternate member may only stand in for the respective effective member, and the designation of one or more alternates for one or for various effective members shall be permitted, wherein one alternate member shall serve in the absence of another, all in strict accordance with the deliberation at the General Shareholders Meeting in which the election takes place. § 2. - The effective member, in absence or temporary impediment, shall be replaced by the respective substitute. § 3. - In the event of vacancy of the post of effective member, the respective alternate shall replace such member until the investiture of a new elected member at the first General Shareholders Meeting to be held thereafter. § 4 - In the event of vacancy of the post of a member, should there be no alternate to fill in such vacancy, then the alternate shall be nominated by the remaining Members and shall serve up to the first General Shareholders Meeting to be held thereafter. § 5 - The existence of up to 5 (five) vacancies in the posts of alternate members shall be admitted. § 6 - The members shall elect the President and Vice-President of the Board of Directors. **Article 12.** - The members of the Board of Directors shall take office at the first board meeting, which shall be called at the General Shareholders Meeting at which they were elected. **Article 13.** - Besides the duties assigned by law or by these By-laws, it shall be the responsibility of the Board of Directors to: I – call General and Extraordinary Shareholders Meetings; II – approve the Company's annual budget; III – as proposed by Company's management, deliberate on the declaration of intermediary dividends or, further, the retained earnings account or revenue reserves as per the most recent annual or semi-annual balance sheet (article 204 and its §§ 1. and 2. of Law 6,404 dated December 15, 1976); IV – authorize the purchase or sale of Company's investments in other companies, also defining how the respective member rights shall be exercised, including rights of vote and capital increase subscription; V – authorize the management to practice acts having the purpose to waive rights or transact, as well as provide bonds in tax disputes; VI – establish, as proposed by the management, criteria for employee profit sharing; VII – authorize the purchase of treasury shares, for cancellation or holding in treasury, and, in the latter case, deliberate on any possible sale; VIII – authorize the management to practice acts relating to the constitution of encumbrances or to the sale of assets, in accordance with the norms established by the Board of Directors itself in the Management Regiment; IX – deliberate on the authorization of share purchase option to administrators or employees, or to individuals who render services to the Company or to a Company subsidiary; X – deliberate on issuance of subscription bonuses, commercial paper and any other securities as authorized by legislation, in observance of legal formalities; XI – approve execution of loans, notes or other debt instruments in the Company's name, in observance of the norms established by the Board of Directors itself in the Management Regiment; XII – approve any business deal between the Company and any of its shareholders or companies which, directly or indirectly, control it, either controlled by the Company or with it under a same controller; XIII – approve any change, cancellation, waiver, abandonment, transfer or assignment of a Company concession, or lodging of legal action against state or federal government concerning concessions, or the transaction or extrajudicial negotiation on such litigation; XIV – approve the practice of gratuitous acts, concession of bond or guarantee for third party obligation or the assumption of an obligation exclusively for third party benefit, by the Company; and XV – resolve all cases omitted in these By-laws. **Article 14.** - The Board of Directors shall ordinarily meet once per month and extraordinarily at any time, whenever called by its President, by letter, telegram, telefax or e-mail, with at least five days notice. Meetings of the Board of Directors shall begin with the presence of the majority of its members. The Members may be represented by another Member, having expressed powers, including voting powers. **Article 15.** - The specific duties of the President of the Board of Directors shall be to: I – schedule dates for ordinary meetings and call extraordinary Board meetings; II – preside meetings and supervise administrative services of the Board; III – cast the deciding vote in the event of a tie, in addition to the President's own vote. Sole paragraph. - It shall be the responsibility of the Vice-President of the Board of Directors to substitute the President during absence or impediment. In the event of vacancy, the Vice-President shall have the duties of the President, until a substitute has been elected at the first General Shareholders Meeting to be held thereafter. **Section II – Management - Article 16.** - Management shall be comprised of up to six members, resident in the country, shareholders or not, elected and dismissable by the Board of Directors, with a three-year term of office, re-election being permitted. Once the term of office has terminated, the members shall normally remain in their posts until the investiture of newly elected Directors. **Article 17.** -

The Board of Directors shall establish the composition of Management, and shall determine the duties of each member, nominating from among them a Managing Director who shall have the private responsibility of representing the Company in court, actively or passively, receiving service of process. § 1. - The Board of Directors shall also designate, from among the Directors, an Investor Relations Director. § 2. - The existence of up to three vacant positions in Management shall be admitted, and the Board of Directors may determine the cumulative exercise, by one, of the duties of another Director. § 3. - In the absence or impediment of any Director, such Director's duties shall be exercised by the Director who is chosen from among the others and designated by the Board of Directors. § 4. - In accordance with the provision in § 2., in the event of vacancy in Management, the Board of Directors, within a period of thirty days as of the vacancy, shall elect a new Director to complete the term of office of the substituted Director. **CHAPTER VI – FISCAL COUNCIL - Article 18. -** The Company shall have a Fiscal Council comprised of three to five effective members and an equal number of alternates, which shall only operate in the fiscal year as determined at the General Shareholders Meeting which elects the respective members and their remuneration. Sole paragraph. Fiscal Council Members shall have the duties as established in law and, in the event of absence, impediment or vacancy, shall be replaced by the alternates. **CHAPTER VII - ADVISORY BOARD - Article 19. -** The Company may set up an Advisory Board comprised of three and six members, shareholders or not, elected by the Board of Directors and with a one-year term of office, re-election being permitted. § 1. - The Board of Directors, upon electing the members of the Advisory Board, shall establish their fees and shall appoint a President of the such board among the elected members. § 2. - It shall be the responsibility of the Advisory Board to: I – provide business guidance for management; II – advise on Company issues or business submitted for its examination; and III – provide the Board of Directors with technical, economic, industrial or commercial information and data in relation to the Company's corporate objectives by presenting suggestions and recommendations. § 3. - The Advisory Board shall meet when called by its President or by the Board of Directors, by letter, telegram or telex, with minimum notice of three days. Meetings of the Advisory Board shall begin with the presence of the majority of its members. Deliberations shall be taken by majority vote of those present. **CHAPTER VIII - BUSINESS YEAR, FINANCIAL STATEMENTS AND DISTRIBUTION OF DIVIDENDS - Article 20. -** The business year shall coincide with the calendar year. **Article 21. -** The financial statements and the destination of results shall be in accordance with the law and these By-laws. **Article 22. -** Company employees shall be entitled to the participation of up to 2% (two percent) of net income during the period, and the distribution criteria thereof shall be established by the Board of Directors, as proposed by Management. This participation shall remain valid until the issue is regulated by Government. **Article 23. -** Once the legal requirements and limits have been satisfied, Company administrators shall be entitled to the participation of 10% (ten percent) on the remaining net income for the period following the participation deduction prescribed in the prior article. The Board of Directors shall decide on the distribution of this quota between Members and Directors. **Article 24. -** In addition to the annual financial statements, the Company may draw up semi-annual or quarterly financial statements and declare intermediary dividends on the adjusted net income for such period, as well as retained earnings or profit reserves as per the most recent annual or semi-annual balance sheet. **Article 25. -** Each year, shareholders shall be entitled to receive, as compulsory dividend, 25% (twenty-five percent) of the net income referred to in the prior article. **Article - 26. -** Interest on capital stock may be paid or credited by the Company, attributing, in whole or in part, the respective amount to that of the compulsory dividends prescribed in article 25 above, in accordance with Law # 9,249/95 and any past or future changes thereto. **Article 27. -** Following the destinations mentioned in the prior articles, the General Shareholders Meeting shall deliberate, as proposed by management departments, on retaining a portion of up to the total balance of net income for the year prescribed in the previously approved capital budget. **CHAPTER IX - DISSOLUTION, LIQUIDATION AND EXTINCTION - Article 28. -** The Company shall be dissolved, liquidated or extinguished in accordance with the cases prescribed by law. During the period of liquidation, the Board of Directors shall be maintained, having the responsibility to nominate the liquidator. **CHAPTER X - GENERAL PROVISIONS - Article 29. -** Any omitted cases shall be regulated in accordance with corporate law and capitals market norms, in observance of the legislation applicable to electric energy concessionaires. **CHAPTER XI - SPECIFIC PROVISION - Article 30. -** The Company's controlling shareholder, under the terms of the Electric Energy Distribution Agreement between the Company and

the Federal Government, hereby undertakes the obligation not to transfer, assign or in any way sell, directly or indirectly, gratuitously or with onus, those shares that are part of the Company's shareholder control, without the prior approval of the Federal Government." D) elect to the Company's Board of Directors, with a term of office lasting until the investiture of those elected at the General Shareholders Meeting which approves the 2003 financial statements: as effective member, shareholder Carlos Eduardo Trois de Miranda, Brazilian, married, engineer, bearer of Identity Card # 40997, issued by CREA and CIC/MF registered under # 263.456.680-87, resident at Rua Apolinário Porto Alegre # 382 in the city of Porto Alegre (RS) and, as an alternate, shareholder John Kenneth Peterson, North-American, married, engineer, bearer of United States passport # 034998469, with offices located at 200 First Street SE 20th Floor, Cedar Rapids, IA, 52401 – USA, who shall also be an alternate to Felícia Leigh Bellows; and E) authorize publication of these minutes with the omission of the signatures of the shareholders here present. **DOCUMENTS FILED IN COMPANY RECORDS:** The documents submitted for deliberation at this Shareholders Meeting were numbered in sequence and notarized by the board, and filed to the Company records. **CLOSURE AND TRANSCRIPTION**: These minutes were transcribed in book # 11 of the Minutes of Shareholders Meetings, read, approved and signed by the shareholders present. Signed by) Ivan Müller Botelho on behalf of himself and for Gipar S/A, Itacatu S/A and Multisetor, Comércio, Indústria e Participações Ltda; signed by) Luiz Otávio Piclum Villela for Alliant Energy Holdings do Brasil Ltda, Fondelec Essential Services Growth Fund L.P. and The Latin América Energy and Electricity Fund I, L.P.; signed by) Manoel Otoni Neiva; signed by) José Antônio da Silva Marques; signed by) Rodrigo Ulrich de Oliveira for Mondocara S/A; signed by) Carlos Aurélio Martins Pimentel on behalf of himself and for Lya Maria Muller Botelho."